UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission File Number 1-1520
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GenCorp Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

GenCorp Retirement Savings Plan
Financial Statements and Supplemental Schedule
As of December 31, 2006 and 2005
and for the Year Ended December 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
     GenCorp Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the GenCorp Retirement Savings Plan (the Plan) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006 and 2005.
/s/ PricewaterhouseCoopers LLP
Sacramento, California
May 29, 2007

GenCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value (Note 3)	$365,978,988	$345,680,390
Liabilities
Administrative fee payable	277,000	—

Net assets available for benefits at fair value	365,701,988	345,680,390
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1)	808,616	1,047,852

Net assets available for benefits	$366,510,604	$346,728,242

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2006
Additions
Contributions:
Participant	$19,463,986
Company	8,322,686
Rollovers	1,460,061

Total contributions	29,246,733
Investment income:
Dividend income	12,980,548
Net appreciation in fair value of investments (Note 3)	9,137,490
Interest income	487,628

Total investment income	22,605,666
Transfers (Note 1)	5,704,973

Total additions	57,557,372

Deductions
Benefits paid directly to participants	37,328,274
Administrative expenses (Note 1)	446,736

Total deductions	37,775,010

Net increase during the year	19,782,362
Net assets available for benefits
Beginning of year	346,728,242

End of year	$366,510,604

See accompanying notes to the financial statements.

GenCorp Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of the GenCorp Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
GenCorp Inc. (the Company or the Plan Sponsor) established the Plan effective July 1, 1989. The Plan is a defined contribution plan covering substantially all eligible employees of the Company and participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.
On October 31, 2005, the Defined Contribution Pension Plan for Hourly Employees of GenCorp Inc. and Certain Subsidiary Companies (the DC Hourly Plan) merged into the Plan. As a result of this merger, net assets of $44,549 were transferred from the DC Hourly Plan to the Plan. All of the provisions of the DC Hourly Plan continue within the Plan.
On March 31, 2006, the Aerojet Fine Chemicals Retirement Savings Plan (the AFC Plan) merged into the Plan. As a result of this merger, net assets of $5,704,973 were transferred from the AFC Plan to the Plan.
Contributions
Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis, from 1% up to 50% of their eligible compensation as defined by the Plan document. Contributions must be made in 1% increments. Pre-tax contributions are subject to annual deductibility limits specified under the Internal Revenue Code (the Code). Participants may direct employee contributions to any of the Plan’s investment alternatives. The Company makes matching contributions equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of compensation contributed. Company matching contributions are directed to the GenCorp Stock Fund. Plan participants may elect to transfer matching contributions to any investment alternative in the Plan. All participants may also contribute amounts representing distributions from other qualified plans to the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions, plus allocation of the Plan’s net earnings or losses. Each participant’s account is also charged with an allocation of administrative expenses. Allocations are based on participant account balances in proportion to all participants account balances.
Forfeited Accounts
Forfeited balances, including terminated participants’ nonvested accounts, are used to either reduce the cash payment of Company matching contributions, or to offset administrative expenses. There were no unallocated forfeited balances as of December 31, 2006 and 2005.
Vesting
A participant’s interest in his or her rollover contributions, if any, and employee contributions that a participant has made are at all times vested and not subject to forfeiture. A participant’s interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Code or other applicable provisions of law.

Participant Loans
Eligible participants may borrow from their fund accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. Eligible participants may have two loans outstanding at any given time. Account balances attributable to Company matching contributions are not available for loans, but are included in computing the maximum loan amount. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of one percent above the prevailing prime rate at time of issuance. Principal and interest is paid ratably through payroll deductions.
In-Service Withdrawals
For Company matching contributions made prior to January 1, 2004, participants who are active employees of the Company can elect a voluntary in-service withdrawal of their plan shares after 24 months from the date of the matching contribution to the Plan. In-service withdrawals are not allowed for Company matching contributions made after December 31, 2003.
Payment of Benefits
A participant’s benefit is limited to his or her vested account balance. Distribution of the vested value of the participant’s account will be made available, in the form of full or partial lump sum payments, upon termination of employment, financial hardship, or death.
Administrative Expenses
Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. Legal, accounting, and certain administrative costs of the Plan are paid by the Company but reimbursed by the Plan and allocated to participant accounts based upon account balances. Non-discrimination testing fees and company stock administration fees billed by Fidelity are deducted from the Trust and allocated to participant accounts based upon account balances. All other expenses relating to participant transactions are deducted from those participant accounts as transactions occur.
New Accounting Pronouncements
As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investment in the non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end. The money market funds are valued at cost plus accrued interest, which approximates fair value. GenCorp Inc. common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.
The investment contracts are presented at fair value on the statement of net assets available for benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor, who is a fiduciary of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
3. Investments
Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2006	2005
Fidelity US Equity Index Pool	$70,211,773	$68,531,653
Fidelity Managed Income Portfolio II Class 2	66,984,563	70,436,951
GenCorp Inc. common stock	44,203,686	53,161,357
Fidelity Diversified International	32,964,920	23,633,812
Fidelity Low Priced Stock	25,231,194	23,659,268
Fidelity Mid-Cap Stock Fund	18,531,039	—
During 2006, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net (depreciation)
appreciation in fair value
of investments
Common stocks	$387,980
Common/collective trusts	10,033,820
Registered investment companies	9,774,790
GenCorp Inc. common stock	(11,059,100)

$9,137,490

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participants will be 100% vested in their accounts.
6. Related Party Transactions
GenCorp Inc. Common Stock
Transactions in shares of GenCorp Inc. common stock qualify as party-in-interest transactions under the provisions of ERISA for which a statutory exemption exists. During the year ended December 31, 2006, the Plan made purchases of approximately $12.4 million and sales of approximately $10.3 million of GenCorp Inc. common stock. At December 31, 2006 and 2005, the Plan held 3,152,902 and 2,995,006 shares of GenCorp Inc. common stock, respectively, representing 12% and 15%, respectively, of the total net assets of the Plan.
Other than GenCorp Inc. Common Stock
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for investment management services amounted to $46,790 for the year ended December 31, 2006.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31,
2006
Net assets available for benefits per the financial statements	$366,510,604
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(808,616)

Net assets available for benefits per the Form 5500	$365,701,988

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31,
2006
Total investment income per the financial statements	$22,605,666
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(808,616)

Total investment income per the Form 5500	$21,797,050

Supplemental
Schedule

GenCorp Retirement Savings Plan
EIN 34-024000, Plan #334
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2006

		(c)
		Description of
		Investment including
	(b)	Maturity Date, Rate of
	Identity of Issue, Borrower, Lessor,	Interest, Collateral,	(e)
(a)	or Similar Party	Par, or Maturity Value	Current Value
	Registered investment companies:
	Morgan Stanley Institutional Fund Small Company Growth Portfolio Class B	515,623 shares	$6,512,321
	American Beacon Lg Cap Value PlanAhd	567,240 shares	12,921,723
	Wells Fargo Small Cap Value CL Z	6,423 shares	199,940
	Goldman Sachs Mid Cap Value CL A	4,583 shares	177,026
*	Fidelity Growth Company	245,696 shares	17,127,441
*	Fidelity Investment Grade Bond	1,588,079 shares	11,704,144
*	Fidelity Low Priced Stock	579,495 shares	25,231,194
*	Fidelity Diversified International	892,149 shares	32,964,920
*	Fidelity Mid-Cap Stock	635,931 shares	18,531,039
*	Fidelity Freedom Income	990,973 shares	11,435,825
*	Fidelity Freedom 2000	67,002 shares	834,848
*	Fidelity Freedom 2010	364,883 shares	5,334,597
*	Fidelity Freedom 2020	606,797 shares	9,423,561
*	Fidelity Freedom 2030	246,662 shares	3,953,998
*	Fidelity Freedom 2040	205,627 shares	1,949,342
	Common/collective trust funds:
	Fully benefit-responsive investment contracts
*	Fidelity Managed Income Portfolio	549,181 units	543,716
*	Fidelity Managed Income Portfolio II Class 2	67,787,714 units	66,984,563
	Non benefit-responsive investment contracts
*	Fidelity US Equity Index Pool	1,546,174 units	70,211,773
	Money market funds:
*	Fidelity Retirement Money Market Fund	13,873,784 shares	13,873,784
*	Fidelity Institutional Cash Portfolio	817,148 shares	817,148
*	Northern Trust Company Collective Short Term Investment Fund	45,020 shares	45,020
	Participant-directed brokerage accounts:
	Brokerage Link	Various investments	4,479,814
*	Participant loans	Interest rates from	6,517,565
		5.25% to 10.5%,
		maturing through
		2016
*	GenCorp Inc. common stock	3,152,902 shares	44,203,686

	Total investments		$365,978,988

*	Indicates a party-in-interest to the Plan.

**	Column (d), cost, has been omitted, as all investments are participant-directed.

Signature
     Pursuant to the requirements of the Securities Exchange Act of 1934, GenCorp Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GENCORP RETIREMENT SAVINGS PLAN
Date: May 30, 2007	By	/s/ Yasmin R. Seyal
Yasmin R. Seyal
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM